Exhibit 99.1

Yandex Announces Third Quarter 2019 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, October 25, 2019 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Q3 2019 Financial Highlights(1)(2)(3)

Q3 2019 consolidated financial results

•	Revenues of RUB 45 billion ($698.8 million), up 38% compared with Q3 2018
•	Net income of RUB 4.4 billion ($68.0 million), down 1% compared with Q3 2018; net income margin of 9.7%
•	Adjusted net income of RUB 6.9 billion ($106.7 million), up 12% compared with Q3 2018; adjusted net income margin of 15.3%
•	Adjusted EBITDA of RUB 13.9 billion ($216.1 million), up 29% compared with Q3 2018; adjusted EBITDA margin of 30.9%

Cash, cash equivalents and term deposits as of September 30, 2019:

•	RUB 85.4 billion ($1,326.4 million) on a consolidated basis
•	Of which RUB 25.7 billion ($399.3 million) related to Taxi segment

Q3 2019 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 56.6% in Q3 2019, up from 55.9% in Q3 2018 and down from 56.9% in Q2 2019, according to Yandex.Radar
•	Search share on Android in Russia was 52.8% in Q3 2019, up from 49.1% in Q3 2018 and 52.3% in Q2 2019, according to Yandex.Radar
•	Search queries in Russia grew 9% compared with Q3 2018
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 22% compared with Q3 2018
•	Average cost per click decreased 2% compared with Q3 2018
•	Number of rides in the Taxi segment grew 58% year-on-year compared with Q3 2018
•	MLU B.V., Yandex’s ride-sharing and food delivery joint venture with Uber, announced an agreement to acquire the IP and call-centers of the Vezet group of companies in Russia

“I am delighted with another excellent set of results,” said Arkady Volozh, Chief Executive Officer of Yandex. “In Q3, our ride-sharing business delivered sequential acceleration in ride growth, while Zen continued to grow its user engagement, and Yandex.Drive became the second largest car-sharing service in the world.  Our strong IT expertise allows us to develop new business models, and we aim to continue preserving and growing the IT talent pool both for Yandex and the country as a whole.”

“We delivered 38% year-on-year revenue growth in Q3 with great contributions from Search and Portal, Taxi and Drive,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “Our core business continued delivering strong results and demonstrated solid margins, while our business units and experiments maintained triple digit revenue growth, and now represent 36% of consolidated revenues.”

The following table provides a summary of our key consolidated financial results for the three and nine months ended September 30, 2018 and 2019, which includes Yandex.Market financial results through April 27, 2018, the date as of which that business was deconsolidated:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Revenues	32,570	45,014	38%	88,815	123,695	39%
Ex-TAC revenues[2]	27,277	39,257	44%	74,481	107,002	44%
Income from operations	5,959	7,437	25%	13,380	19,809	48%
Adjusted EBITDA[2]	10,801	13,919	29%	27,261	37,784	39%
Net income	4,434	4,378	-1%	38,860	10,918	-72%
Adjusted net income[2]	6,162	6,876	12%	15,183	18,141	19%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 64.4156 to $1.00, the official exchange rate quoted as of September 30, 2019 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Our segment disclosure is available in the Segment financial results table below Income from operations.

Consolidated revenues breakdown

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Online advertising revenues:
Yandex properties[3]	19,965	24,903	25%	56,303	68,669	22%
Advertising network	5,952	6,329	6%	16,936	18,744	11%
Total online advertising revenues[3]	25,917	31,232	21%	73,239	87,413	19%
Revenues related to Taxi segment	5,109	9,636	89%	12,289	26,058	112%
Other	1,544	4,146	169%	3,287	10,224	211%
Total revenues[3]	32,570	45,014	38%	88,815	123,695	39%

(3)	Excluding Yandex.Market from financial results for the nine months ended September 30, 2018:
•	Online advertising revenues related to Yandex properties grew 25% year-on-year
•	Total online advertising revenues grew 22% year-on-year
•	Total revenues grew 41% year-on-year

Online advertising revenues grew 21% in Q3 2019 compared with Q3 2018 and generated 69% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties increased 25% in Q3 2019 compared with Q3 2018 and accounted for 55% of total revenues.

Online advertising revenues from our advertising network increased 6% in Q3 2019 compared with Q3 2018 and accounted for 14% of total revenues.

Revenues related to Taxi segment grew 89% in Q3 2019 compared with Q3 2018 and accounted for 21% of total revenues. This increase mainly reflected the solid performance of our ride-sharing business driven by increase in the number of rides and incentives optimization, the strong growth of our corporate Taxi offering, which we recognize on a gross basis, as well as the growing contribution of our food delivery businesses.

Other revenues grew 169% in Q3 2019 compared with Q3 2018 and amounted to 9% of total revenues. The growth was primarily driven by our car-sharing service Yandex.Drive, subscription revenues of Media Services and our initiatives related to IoT (Internet of Things).

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q3 2019 Yandex's headcount increased by 583 full-time employees. The total number of full-time employees was 9,588 as of September 30, 2019, up by 6% compared with June 30, 2019, and up 8% from September 30, 2018.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
TAC:
Related to the Yandex advertising network	3,772	3,848	2%	10,379	11,273	9%
Related to distribution partners	1,521	1,909	26%	3,955	5,420	37%
Total TAC	5,293	5,757	9%	14,334	16,693	16%
Total TAC as a % of total revenues	16.3%	12.8%		16.1%	13.5%
Costs related to Taxi segment	1,282	3,029	136%	3,459	8,155	136%
Costs related to Taxi segment as a % of revenues	3.9%	6.7%		3.9%	6.6%
Other cost of revenues	2,489	5,175	108%	6,243	13,275	113%
Other cost of revenues as a % of revenues	7.6%	11.5%		7.0%	10.7%
Total cost of revenues	9,064	13,961	54%	24,036	38,123	59%
Total cost of revenues as a % of revenues	27.8%	31.0%		27.1%	30.8%

TAC grew 9% in Q3 2019 compared with Q3 2018 and represented 12.8% of total revenues, 350 basis points lower than in Q3 2018 and 70 basis points lower compared with Q2 2019 as a result of revenue mix effect.

Costs related to Taxi segment increased 136% compared with Q3 2018. The growth was mainly a result of an increase of costs related to our corporate Taxi offering and the logistics costs related to food delivery. We are the principal in transactions with our Taxi corporate clients, therefore, we recognize both revenues and cost of revenues on a gross basis.

Other cost of revenues in Q3 2019 increased 108% compared with Q3 2018,  mainly reflecting the growth of costs related to Yandex.Drive, our investments in content within Media Services, as well as our IoT initiatives.

Product development

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Product development	5,534	7,407	34%	16,723	21,108	26%
As a % of revenues	17.0%	16.5%		18.7%	17.1%

Product development expenses grew 34% in Q3 2019 compared to Q3 2018, primarily reflecting salary and other personnel-related costs increases, growth of share-based compensation and new hires in Q3 2019.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Sales, general and administrative	8,895	12,421	40%	25,742	33,854	32%
As a % of revenues	27.3%	27.6%		29.0%	27.4%

SG&A expenses grew 40% in Q3 2019 compared to Q3 2018.The growth was mainly driven by the increase of personnel costs as a result of salary and other personnel expenses growth as well as new hires, and due to the increase of advertising and marketing expenses to support growth of our business units.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
SBC expense included in cost of revenues	47	72	53%	126	204	62%

SBC expense included in product development	1,139	1,663	46%	3,343	4,674	40%
SBC expense included in SG&A	530	935	76%	1,441	2,258	57%
Total SBC expense	1,716	2,670	56%	4,910	7,136	45%
As a % of revenues	5.3%	5.9%		5.5%	5.8%

Total SBC expense increased 56% in Q3 2019 compared with Q3 2018. The growth was primarily related to new equity-based grants made in 2018-2019.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Depreciation and amortization	3,118	3,788	21%	8,934	10,801	21%
As a % of revenues	9.6%	8.4%		10.1%	8.7%

D&A expense increased 21% in Q3 2019 compared with Q3 2018. The D&A expense increase was mainly driven by our investments in servers and data center equipment as well as by costs related to purchases of office and other equipment.

Income from operations

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Income from operations	5,959	7,437	25%	13,380	19,809	48%

Income from operations increased 25% in Q3 2019 compared with Q3 2018.

Segment financial results

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Revenues:

Search and Portal	25,816	31,172	21%	71,350	87,371	22%
Search and Portal, excluding IoT*	25,801	30,894	20%	71,335	86,680	22%
E-commerce**	-	-	-	1,697	-	-100%
Taxi	5,109	9,654	89%	12,289	26,103	112%
Classifieds	988	1,371	39%	2,609	3,779	45%
Media Services	414	924	123%	1,230	2,534	106%
Other Bets and Experiments	1,480	4,088	176%	3,389	9,986	195%
Eliminations	(1,237)	(2,195)	77%	(3,749)	(6,078)	62%
Total revenues	32,570	45,014	38%	88,815	123,695	39%
Adjusted EBITDA:
Search and Portal	12,593	15,467	23%	34,808	42,061	21%
Search and Portal, excluding IoT*	12,666	15,669	24%	34,956	42,556	22%
E-commerce**	-	-	-	(263)	-	-100%
Taxi	(711)	170	n/m	(4,305)	477	n/m
Classifieds	78	43	-45%	(165)	(20)	-88%
Media Services	(238)	(636)	167%	(595)	(1,514)	154%
Other Bets and Experiments	(962)	(1,180)	23%	(2,318)	(3,366)	45%
Eliminations	41	55	34%	99	146	47%
Total adjusted EBITDA	10,801	13,919	29%	27,261	37,784	39%
Adjusted EBITDA margin:
Search and Portal	48.8%	49.6%	0.8%	48.8%	48.1%	-0.7%
Search and Portal, excluding IoT*	49.1%	50.7%	1.6%	49.0%	49.1%	0.1%
E-commerce**	-	-	-	-15.5%	-	-

Taxi	-13.9%	1.8%	15.7%	-35.0%	1.8%	36.8%
Classifieds	7.9%	3.1%	-4.8%	-6.3%	-0.5%	5.8%
Media Services	-57.5%	-68.8%	-11.3%	-48.4%	-59.7%	-11.3%
Other Bets and Experiments	-65.0%	-28.9%	36.1%	-68.4%	-33.7%	34.7%
Total adjusted EBITDA margin	33.2%	30.9%	-2.3%	30.7%	30.5%	-0.2%

Financial results of segments are presented in the new segment structure that we introduced in Q1 2019. The historical data is provided in the supplementary slides.

*IoT stands for Internet of Things

**Our E-commerce segment revenues include revenues of Yandex.Market through April 27, 2018. As a result of deconsolidation, we record our share of Yandex.Market’s financial results within the loss/(income) from equity method investments line in the consolidated statements of income.

•

Search and Portal segment offers a broad range of services in Russia, Belarus, Kazakhstan, Uzbekistan and Turkey, other than those described below. Since Q1 2019 our Search and Portal segment also includes Yandex.Health, previously reported in Other Bets and Experiments;

•	E-commerce segment includes Yandex.Market for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank;
•

Taxi segment includes our Taxi business (including Yandex.Taxi and Uber in Russia and neighboring countries), Food Delivery business (including Yandex.EATs, UberEATs and Yandex.Chef, a meal kit subscription service) and Self-Driving Cars division;

•	Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs;
•	Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus;
•

Other Bets and Experiments category includes Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education. Geolocation Services and Yandex.Education previously were a part of our Search and Portal segment;

•

Eliminations in our revenues represent the elimination of transactions between the reportable segments, primarily related to advertising. Eliminations related to our adjusted EBITDA mainly reflect reallocation of a portion of Search and Portal D&A expenses related to leasehold improvements to office rent expenses of our business unites.

Adjusted EBITDA increased 29% in Q3 2019 compared with Q3 2018. The growth was mainly driven by the solid perfomance of Search and Portal segment and continuing improvment of our Taxi segment profitability, which were slightly offset by investments in Media Services and car-sharing business as well as by development of our Cloud and IoT initiatives.

Adjusted EBITDA of Taxi was RUB 170 million in Q3 2019, up from negative RUB 711 million in Q3 2018. The significant increase of adjusted EBITDA was driven by consistently improving profitability of our ride-sharing business, partially offset by our investments in our autonomous vehicles and foodtech initiatives.

Interest income in Q3 2019 was RUB 847 million, compared with RUB 928 million in Q3 2018.

Interest expense in Q3 2019 was RUB 30 million, down from RUB 260 million in Q3 2018.

Foreign exchange gain in Q3 2019 was RUB 254 million, compared with a foreign exchange gain of RUB 154 million in Q3 2018. This gain reflects the depreciation of the Russian ruble during Q3 2019 from RUB 63.0756 to $1.00 on June 30, 2019, to RUB 64.4156 to $1.00 on September 30, 2019. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the other income/(loss), net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q3 2019.

Income tax expense for Q3 2019 was RUB 3,341 million, up from RUB 2,326 million in Q3 2018. Our effective tax rate of 43.3% in Q3 2019 was higher than in Q3 2018, primarily due to increase in stock-based compensation which is non-taxable. Adjusted for SBC expense and certain tax provisions recognized, our effective tax rate for Q3 2019 was 31.7%, compared with 25.4% for Q3 2018 as adjusted for SBC expense and similar provisions in that year. The increase in the adjusted effective tax rate was primarily driven by certain additional valuation allowances provided in Q3 2019.

Net income was RUB 4.4 billion ($68.0 million) in Q3 2019, down 1% compared with Q3 2018.

Adjusted net income in Q3 2019 was RUB 6.9 billion ($106.7 million), a 12% increase from Q3 2018.

Adjusted net income margin was 15.3% in Q3 2019, compared with 18.9% in Q3 2018.

As of September 30, 2019, Yandex had cash, cash equivalents and term deposits of RUB 85.4 billion ($1,326.4 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 25.7 billion ($399.3 million).

Net cash flow provided by operating activities for Q3 2019 was RUB 14.7 billion ($228.0 million) and capital expenditures were RUB 5.3 billion ($82.4 million).

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi and Classifieds segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitles them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of September 30, 2019 was 328,485,996 including 290,767,337 Class A shares, 37,718,658 Class B shares, and one Priority share and excluding 1,830,318 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares were cancelled.

There were also employee share options outstanding to purchase up to an additional 3.3 million shares, at a weighted average exercise price of $36.85 per share, 1.5 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.76, all of which were fully vested; and restricted share units (RSUs) covering 12.7 million shares, of which RSUs to acquire 4.3 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

Based on our recent performance, we currently expect our ruble-based revenues excluding Yandex.Market to grow in the range of 36% to 38% for the full year 2019 compared with 2018.

We  are changing the lower end of our financial outlook for Search and Portal and now expect its ruble-based revenue to grow in the range of 20% to 21% in the full year 2019 compared with 2018.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on October  25, 2019 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 866 966 1396

UK/International: +44 (0) 844 571 8892

Russia: 8 10 800 2357 5011

Passcode: 8095887

A replay of the call will be available until November 1, 2019. To access the replay, please dial:

US: +1 917 677 7532

UK/International: +44 (0) 844 571 8951

Russia: +7 495 249 9138

Passcode: 8095887

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/mmc/p/movn8ea6

ABOUT YANDEX

Yandex (NASDAQ and MOEX:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full year 2019. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of October 25, 2019, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) loss/(income) from equity method investments, (6) income tax expense,  less (1) effect of Yandex.Market deconsolidation, (2) interest income and (3)  other (income)/loss, net

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, less (1) foreign exchange (gains)/losses adjusted for increase/(reduction) in income tax attributable to foreign exchange (gains)/losses and (2) effect of deconsolidation of former subsidiaries

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues

•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Effect of deconsolidation of Yandex.Market/former subsidiaries

We believe that it is useful to present adjusted net income and related margin measures excluding the effect of deconsolidation of former subsidiaries and to present certain other financial metrics described above in order to provide a clearer picture of our underlying operating performance and to provide meaningful period-to-period comparisons. Adjusted net income in 9 months 2018 excludes a gain from deconsolidation of Yandex.Market following the formation of Yandex.Market joint venture by Yandex and Sberbank in April 2018.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014 which matured in Q4 2018. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	September 30,	September 30,
	2018*	2019	2019
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	68,798	43,528	675.7
Term deposits	-	41,913	650.7
Investments in marketable equity securities	-	2,998	46.5
Accounts receivable, net	14,570	15,900	246.8
Prepaid expenses	2,119	2,682	41.7
Funds receivable, net	2,217	1,298	20.2
Other current assets	4,177	9,270	143.9
Total current assets	91,881	117,589	1,825.5

Property and equipment, net	39,740	45,754	710.3
Operating lease right-of-use assets	16,944	17,769	275.8
Intangible assets, net	11,545	10,608	164.7
Non-current content assets, net	335	1,809	28.1
Goodwill	52,662	52,967	822.3
Long-term prepaid expenses	1,800	1,851	28.6
Investments in non-marketable equity securities	36,484	29,500	458.0
Deferred tax assets	3,523	2,201	34.2
Other non-current assets	3,473	3,451	53.6
TOTAL ASSETS	258,387	283,499	4,401.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	22,550	31,866	494.6
Income and non-income taxes payable	4,059	7,779	120.8
Deferred revenue	2,792	2,806	43.6
Total current liabilities	29,401	42,451	659.0

Deferred tax liabilities	1,572	2,206	34.2
Operating lease liabilities	12,204	8,098	125.7
Other accrued liabilities	569	1,010	15.8
Total liabilities	43,746	53,765	834.7

Commitments and contingencies
Redeemable noncontrolling interests	13,035	13,682	212.4
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 292,437,655 and 292,597,655, Class B: 37,878,658 and 37,718,658, and Class C: nil and 30,000, respectively); shares outstanding (Class A: 286,848,365 and 290,767,337, Class B: 37,878,658 and 37,718,658, and Class C: nil)	263	263	4.1
Treasury shares at cost (Class A: 5,589,290 and 1,830,318, respectively)	(10,769)	(3,236)	(50.2)
Additional paid-in capital	69,729	69,417	1,077.6
Accumulated other comprehensive income	8,182	6,042	93.8
Retained earnings	111,465	122,366	1,899.6
Total equity attributable to Yandex N.V.	178,870	194,852	3,024.9
Noncontrolling interests	22,736	21,200	329.1
Total shareholders’ equity	201,606	216,052	3,354.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	258,387	283,499	4,401.1

*      Derived from audited consolidated financial statements except for restatement of balances due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2018*	2019	2019
	RUB	RUB	$

Revenues	32,570	45,014	698.8
Operating costs and expenses:
Cost of revenues(1)	9,064	13,961	216.7
Product development(1)	5,534	7,407	115.0
Sales, general and administrative(1)	8,895	12,421	192.9
Depreciation and amortization	3,118	3,788	58.8
Total operating costs and expenses	26,611	37,577	583.4
Income from operations	5,959	7,437	115.4
Interest income	928	847	13.1
Interest expense	(260)	(30)	(0.5)
Loss from equity method investments	(22)	(899)	(14.0)
Other income, net	155	364	5.8
Net income before income taxes	6,760	7,719	119.8
Income tax expense	2,326	3,341	51.8
Net income	4,434	4,378	68.0
Net loss attributable to noncontrolling interests	334	270	4.2
Net income attributable to Yandex N.V.	4,768	4,648	72.2
Net income per Class A and Class B share:
Basic	14.58	14.17	0.22
Diluted	14.25	13.85	0.22
Weighted average number of Class A and Class B shares outstanding
Basic	326,960,171	327,950,520	327,950,520
Diluted	334,518,196	335,432,722	335,432,722

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	47	72	1.1
Product development	1,139	1,663	25.8
Sales, general and administrative	530	935	14.5

*  Adjusted for restatement of operating costs and expenses and other income/(loss), net due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2018*	2019	2019
	RUB	RUB	$

Revenues	88,815	123,695	1,920.3
Operating costs and expenses:
Cost of revenues(1)	24,036	38,123	591.8
Product development(1)	16,723	21,108	327.7
Sales, general and administrative(1)	25,742	33,854	525.5
Depreciation and amortization	8,934	10,801	167.7
Total operating costs and expenses	75,435	103,886	1,612.7
Income from operations	13,380	19,809	307.6
Interest income	2,453	2,508	38.9
Interest expense	(724)	(43)	(0.7)
Effect of Yandex.Market deconsolidation	28,244	-	-
Income/(loss) from equity method investments	280	(2,483)	(38.5)
Other income/(loss), net	1,016	(285)	(4.5)
Net income before income taxes	44,649	19,506	302.8
Income tax expense	5,789	8,588	133.3
Net income	38,860	10,918	169.5
Net loss attributable to noncontrolling interests	1,578	957	14.8
Net income attributable to Yandex N.V.	40,438	11,875	184.3
Net income per Class A and Class B share:
Basic	123.51	36.37	0.56
Diluted	120.40	35.47	0.55
Weighted average number of Class A and Class B shares outstanding
Basic	327,396,376	326,486,040	326,486,040
Diluted	335,852,917	334,774,392	334,774,392

(1)  These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	126	204	3.2
Product development	3,343	4,674	72.6
Sales, general and administrative	1,441	2,258	35.0

*  Adjusted for restatement of operating costs and expenses and other income/(loss), net due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2018*	2019	2019
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	4,434	4,378	68.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,511	3,110	48.3
Amortization of intangible assets	607	678	10.5
ROU assets amortization*	1,404	2,358	36.6
Amortization of debt discount and issuance costs	201	-	-
Share-based compensation expense	1,716	2,670	41.4
Deferred income taxes	(47)	74	1.1
Foreign exchange gains	(154)	(254)	(3.9)
Loss from equity method investments	25	899	14.0
Other	(39)	135	2.1
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,332)	168	2.6
Prepaid expenses and other assets	(2,036)	(114)	(1.7)
Accounts payable and accrued liabilities	366	581	9.0
Deferred revenue	(60)	1	-
Net cash provided by operating activities	7,596	14,684	228.0
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(4,305)	(5,305)	(82.4)
Proceeds from sale of property and equipment	60	7	0.1
Acquisitions of businesses, net of cash acquired	(83)	-	-
Investments in non-marketable equity securities	(16)	-	-
Investments in term deposits	-	(28,507)	(442.5)
Maturities of term deposits	20,243	28,787	446.9
Loans granted, net of proceeds from repayments	(194)	-	-
Net cash provided by/(used in) investing activities	15,705	(5,018)	(77.9)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	3	89	1.4
Purchase of redeemable noncontrolling interests	-	(26)	(0.4)
Repurchases of ordinary shares	(9,544)	-	-
Payment for contingent consideration	(759)	(44)	(0.7)
Other financing activities	(18)	(58)	(0.9)
Net cash used in financing activities	(10,318)	(39)	(0.6)
Effect of exchange rate changes on cash and cash balances	367	92	1.4
Net change in cash and cash balances	13,350	9,719	150.9
Cash and cash balances at beginning of period	36,116	33,853	525.5
Cash and cash balances at end of period	49,466	43,572	676.4

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	35,930	33,809	524.9
Restricted cash, beginning of period	186	44	0.6
Cash and cash balances, beginning of period	36,116	33,853	525.5

Cash and cash equivalents, end of period	49,388	43,528	675.7
Restricted cash, end of period	78	44	0.7
Cash and cash balances, end of period	49,466	43,572	676.4

*  Adjusted for restatement of cash flows from operating activities due to adoption of ASC 842 Leases, which required the recognition of right-of-use (ROU) assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2018*	2019	2019
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	38,860	10,918	169.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7,239	8,850	137.4
Amortization of intangible assets	1,695	1,951	30.3
ROU assets amortization*	3,775	6,367	98.8
Amortization of debt discount and issuance costs	558	-	-
Share-based compensation expense	4,910	7,136	110.8
Deferred income taxes	(1,479)	1,834	28.5
Foreign exchange (gains)/losses	(896)	295	4.6
Effect of deconsolidation of Yandex.Market	(28,244)	-	-
(Income)/loss from equity method investments	(279)	2,483	38.5
Other	(188)	321	5.0
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(2,484)	(1,408)	(21.9)
Prepaid expenses and other assets	(4,712)	(4,756)	(73.7)
Accounts payable and accrued liabilities	976	1,728	26.8
Deferred revenue	(126)	35	0.5
Net cash provided by operating activities	19,605	35,754	555.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(14,466)	(15,010)	(233.0)
Proceeds from sale of property and equipment	224	36	0.6
Acquisitions of businesses, net of cash acquired	20,680	(347)	(5.4)
Investments in non-marketable equity securities	(155)	(65)	(1.0)
Investments in term deposits	(55,592)	(76,262)	(1,183.9)
Maturities of term deposits	47,343	34,339	533.1
Deconsolidation of cash and cash equivalents of Yandex.Market	(2,181)	-	-
Loans granted, net of proceeds from repayments	(383)	84	1.2
Net cash used in investing activities	(4,530)	(57,225)	(888.4)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	107	140	2.2
Purchase of redeemable noncontrolling interests	-	(238)	(3.7)
Proceeds from sale of noncontrolling interests	-	20	0.3
Repurchases of ordinary shares	(9,765)	-	-
Payment for contingent consideration	(1,400)	(91)	(1.4)
Other financing activities	(81)	(70)	(1.1)
Net cash used in financing activities	(11,139)	(239)	(3.7)
Effect of exchange rate changes on cash and cash balances	2,299	(3,604)	(56.0)
Net change in cash and cash balances	6,235	(25,314)	(393.0)
Cash and cash balances at beginning of period	43,231	68,886	1,069.4
Cash and cash balances at end of period	49,466	43,572	676.4

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	42,662	68,798	1,068.0
Restricted cash, beginning of period	569	88	1.4
Cash and cash balances, beginning of period	43,231	68,886	1,069.4

Cash and cash equivalents, end of period	49,388	43,528	675.7
Restricted cash, end of period	78	44	0.7
Cash and cash balances, end of period	49,466	43,572	676.4

*  Adjusted for restatement of cash flows from operating activities due to adoption of ASC 842 Leases, which required the recognition of right-of-use (ROU) assets and lease liabilities for operating leases

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Total revenues	32,570	45,014	38%	88,815	123,695	39%
Less: traffic acquisition costs (TAC)	5,293	5,757	9%	14,334	16,693	16%
Ex-TAC revenues	27,277	39,257	44%	74,481	107,002	44%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Net income	4,434	4,378	-1%	38,860	10,918	-72%
Add: depreciation and amortization	3,118	3,788	21%	8,934	10,801	21%
Add: share-based compensation expense	1,716	2,670	56%	4,910	7,136	45%
Add: compensation expense related to contingent consideration	8	24	200%	37	38	3%
Less: effect of Yandex.Market deconsolidation	-	-	n/m	(28,244)	-	n/m
Less: interest income	(928)	(847)	-9%	(2,453)	(2,508)	2%
Add: interest expense	260	30	-88%	724	43	-94%

Add: loss/(income) from equity method investments	22	899	n/m	(280)	2,483	n/m
Less: other (income)/loss, net	(155)	(364)	135%	(1,016)	285	n/m
Add: income tax expense	2,326	3,341	44%	5,789	8,588	48%
Adjusted EBITDA	10,801	13,919	29%	27,261	37,784	39%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2018	2019	Change	2018	2019	Change
Net income	4,434	4,378	-1%	38,860	10,918	-72%
Add: SBC expense	1,716	2,670	56%	4,910	7,136	45%
Less: reduction in income tax attributable to SBC expense	(29)	(20)	-31%	(76)	(59)	-22%
Add: compensation expense related to contingent consideration	8	24	200%	37	38	3%
Less: foreign exchange (gains)/losses	(154)	(254)	65%	(896)	295	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gains)/losses	36	78	117%	173	(66)	n/m
Less: effect of deconsolidation of former subsidiaries	-	-	n/m	(28,244)	(121)	-100%
Add: amortization of debt discount	201	-	n/m	558	-	n/m
Less: reduction in income tax attributable to amortization of debt discount	(50)	-	n/m	(139)	-	n/m
Adjusted net income	6,162	6,876	12%	15,183	18,141	19%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended September 30, 2019	4,378	9.7%	9,541	13,919	30.9%	35.5%
Nine months ended September 30, 2019	10,918	8.8%	26,866	37,784	30.5%	35.3%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, effect of Yandex.Market deconsolidation, interest income, interest expense, loss/(income) from equity method investments, other (income)/loss, net and income tax expense. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended September 30, 2019	4,378	9.7%	2,498	6,876	15.3%	17.5%

Nine months ended September 30, 2019	10,918	8.8%	7,223	18,141	14.7%	17.0%

(1)Net income margin is defined as net income divided by total revenues.

(2)Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange (gains)/losses as adjusted for the increase/(reduction) in income tax attributable to the (gains)/losses, effect of deconsolidation of former subsidiaries and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru